Exhibit 99.164

2707031 ONTARIO INC.

Suite 400, 305 Milner Avenue, Toronto, Ontario M1B 3V4

For Immediate Release

SUBSIDIARY OF ALIMENTATION COUCHE-TARD INC.

EXERCISES WARRANTS OF FIRE & FLOWER HOLDINGS CORP.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

AND NOT FOR DISSEMINATION IN THE UNITED STATES

TORONTO, July 1, 2021 – 2707031 Ontario Inc. (“2707”), an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc., announces that it has acquired ownership and control over 10,597,786 common shares (“Fire & Flower Shares”) of Fire & Flower Holdings Corp. (“Fire & Flower”) on June 30, 2021, representing approximately 3.09% of the issued and outstanding Fire & Flower Shares, upon the exercise of 10,505,779 series A common share purchase warrants of Fire & Flower (the “Series A Warrants”) and the receipt of 92,007 Fire & Flower Shares in payment of the interest owing on the 8% unsecured convertible debentures of Fire & Flower (the “2019 Debentures”) (collectively, the “Transaction”).

Immediately prior to the Transaction, 2707 held (i) 66,328,481 Fire & Flower Shares (representing approximately 19.90% of the issued and outstanding Fire & Flower Shares); (ii) $2,407,415.15 principal amount of 2019 Debentures; (iii) 10,505,779 Series A Warrants; (iv) 67,175,541 series B common share purchase warrants of Fire & Flower (the “Series B Warrants”); and (v) 133,390,789 series C common share purchase warrants of Fire & Flower (the “Series C Warrants” and, together with the Series A Warrants and the Series B Warrants, the “Warrants”). In the event the principal amount of the 2019 Debentures is converted in full and all of the 211,072,109 Warrants are fully exercised, 2707 would have ownership and control over an aggregate of 280,075,496 Fire & Flower Shares (including the 66,328,481 Fire & Flower Shares referred to above). These combined holdings would represent approximately 51.25% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the principal amount of the 2019 Debentures and the full exercise of the 211,072,109 Warrants held by 2707 only (approximately 48.22% on a fully diluted basis).

Immediately after the Transaction, 2707 has ownership and control over (i) 76,926,267 Fire & Flower Shares (representing approximately 22.40% of the issued and outstanding Fire & Flower Shares); (ii) $2,407,415.15 principal amount of 2019 Debentures; and (iii) the right to acquire up to 200,566,330 Fire & Flower Shares through 200,566,330 Warrants. In the event the principal amount of the 2019 Debentures is converted in full and all of the 200,566,330 Warrants are fully exercised, 2707 would have ownership and control over an aggregate of 280,167,503 Fire & Flower Shares (including the 76,926,267 Fire & Flower Shares referred to above). These combined holdings would represent approximately 51.25% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the principal amount of the 2019 Debentures and the full exercise of the 200,566,330 Warrants held by 2707 only (approximately 48.22% on a fully diluted basis).

2707 acquired the 10,597,786 Fire & Flower Shares for investment purposes only and not with a view to materially affecting control of Fire & Flower. Depending upon market conditions and other factors, 2707 may, from time to time, acquire or dispose of additional securities of Fire & Flower, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of Fire & Flower.

The head office address of Fire & Flower is 308 – 150 King Street West, Toronto, Ontario M5H 1J9.

For further information or to obtain a copy of the Early Warning Report filed by 2707, please contact Eva Gazurek, Head of Corporate Legal Affairs at Alimentation Couche-Tard Inc., at (450) 662-6632, ext. 4855 (Eva.Gazurek@couche-tard.com).